UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
333-66097
Commission File Number  333-71401

Community First Bancorporation

(Exact name of registrant as specified in its charter)

449 Highway 123 ByPass, Seneca, South Carolina 29678           Telephone (864) 886-0206

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	[ ]
*Registrant is a bank holding company and, since December 31, 2011, the class of securities as to which this certification applies has been held of  record by fewer than 1,200 persons.  On May 14, 2012, Registrant filed a Form 15 pursuant to Section 12(g)(4)  of the Securities Exchange Act of 1934,which was effective August 12, 2012.  This Form 15 is filed pursuant to Section 15(d) of  the Securities Exchange Act of 1934 to suspend the Registrant’s reporting obligations thereunder.

Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:    760

Pursuant to the requirements of the Securities Exchange Act of 1934 Community First Bancorporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 13, 2012                By:     s/Frederick D. Shepherd, III
                       Frederick D. Shepherd, III

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.